Atlan Media Inc.

Level 19, 1 O'Connell Street

NSW Sydney, 2000, Australia

June 13, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Atlan Media Inc.
Registration Statement on Form S-1
Filed May 6, 2016
File No. 333-211184

General

Comment 1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 1. The Company has not presented any written communications to potential investors and is not seeking any investors until the S-1 becomes effective. The only investors in the Company thus far are its officers and directors, and the Subscription Agreement presented to them is included as an S-1 Exhibit.

Prospectus Cover Page

Comment 2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Response 2. The Company is not a shell company and language has been inserted to clarify this. The Company further notes the following, which supports its classification as a start-up, development stage company, rather than a “shell company”:

Footnote 172 to SEC Release No. 33-3369 (which was the release that accompanied the final amendments to Rule 144) provides that the amendments, which prohibited the use of Rule 144 to those securities issued by a shell company, were not intended to capture a “start-up” company or a company with limited operating history that was at the early stages of development. This footnote was intended to address the concerns of several comments to Release No. 3-8869 that defined a shell company, and the primary concern was that the definition of a shell company was too broad as it would capture and include almost every company in its early stages of development in the start-up phase of operations. Footnote 172 addressed these concerns in providing that a “start-up company” is excluded from the definition of a shell company as “such a company doesn’t not meet the condition of having no or nominal operations”. We respectfully submit that the Company, having recently incorporated on April 1, 2016, has limited operating history that may appear to be nominal, but is in fact reflective of our early stage of developing operations and should not be considered a shell as that term has been defined by the SEC with the additional guidance provided through Footnote 172. The Company acknowledges that we are in the beginning phase of operations, but the Company has commenced operations and is committed to continue to vigorously pursue its business plan and as such should not be considered a shell company.

Problem, page 3

Comment 3. Disclose the basis for your assertion that “Digital Media Buyers & Sellers are hungry for premium tier-1 desktop & mobile web traffic to leading ad campaigns of the world.” Please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Response 3. The Registration Statement has been revised in order to delete this assertion.

Solution, page 3

Comment 4. In this disclosure and elsewhere in your prospectus you give the impression that your web-based advertising management platform is operational. For example, you disclose, “Our new service and web-based advertising management platform offers [customers] access to over 70% of comScore top 100 websites of the world…”, “The Atlan Media™ Ad Platform is able to handle any type of online advertising including desktop, mobile, app, video, search, and email advertising,” and “Our focus right now is on the most basic metrics: daily revenue, building our monetization network of earners, payroll, and profit margins.” Your web-site, www.atlanmedia.com, makes similar statements, including depictions of “Partners of Atlan Media.” This contrasts with your disclosures that you are focused “on early-stage business activity such as concept development, and promoting our new technology.” Please revise your disclosure throughout to clarify your status and, if true, state that you have no operations or revenues and remove all references in the document implying you have operations, generate revenues or currently provide services.

Response 4. The Registration Statement has been revised to reflect that Atlan Media commenced operations accepting general clients on May 6, 2016. We began testing the Ad Platform in February 2016 with a handful of clients in a “beta environment free of charge test” and at that point the platform we classed as “operational”. Revenue has been generated from May 6, 2016 and is continuing today.

Comment 5. We note your disclosure that you have exchange partnerships with Google, Epom, OpenX, and more. Please provide more details on the terms of your exchange partnerships and if these are written agreements please file them as exhibits.

Response 5. The Registration Statement has been revised to reflect that these exchange partnerships do not requiring a separate Contract, and are applied for and approved directly through the websites of each partner. They are agreed by “ticking” a button when joining the programs. Below are the URL links to each website, and their General Terms & Conditions:

1.	Google: https://www.google.com/adsense/localized-terms
2.	Epom: https://epom.com/terms-service
3.	OpenX: http://openx.com/legal/ad-exchange-terms-conditions/

Why Us?, page 3

Comment 6. We note your disclosure that “Our core advantage is our intellectual property.” We also note your use of the trademark symbol in connection with your name. We further note that you have not filed for intellectual property protection for your company name nor your platform and related processes. Please provide a discussion of how you are presently protecting your intellectual property. Please also tell us what consideration you have given to providing a risk factor disclosing the risk to your intellectual property.

Response 6. The Registration Statement has been revised to delete the use of the trademark symbol, and to add a Risk Factor discussing the risks to our intellectual property.

Use of Funds, page 4

Comment 7. In an appropriate place in your prospectus, please disclose a more detailed description of your intended use of proceeds of this offering, with a view to understanding exactly how the proceeds will assist the development of your business.

Response 7. In accordance with Item 504 of Regulation S-K, the Registration Statement has been revised to reflect that the principal purposes of our initial public offering are to create a public market for our common stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use the net proceeds to us from our initial public offering for working capital and other general corporate purposes; however we do not have any specific uses of the net proceeds planned.

Use of Proceeds, page 12

Comment 8. Please revise to disclose the net proceeds from the offering for each scenario. In addition, please revise the table to reflect the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount intended to be used for each purpose. In doing so, please clarify the nature of the purposes included in the expense category and, if applicable, indicate the order of priority of such purposes. Please refer to Item 504 of Regulation S-K.

Response 8. The Registration Statement has been revised to remove the table and to state the following, in accordance with Item 504 of Regulation S-K: The principal purposes of our initial public offering are to create a public market for our Class A common stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use the net proceeds to us from our initial public offering for working capital and other general corporate purposes; however we do not have any specific uses of the net proceeds planned.

Dilution, page 14

Comment 9. We note your disclosure here and elsewhere in the prospectus that the 9,000,000 common shares issued to non-affiliate shareholders were valued at $0 per share. Please revise to clarify that the shares were issued for services valued at $0.018 per share as disclosed in the statement of stockholder’s equity on page F-5 and in Note 4 on page F-8.

Response 9. The Registration Statement has been revised in the appropriate places to clarify that the shares were issued for services valued at $0.018 per share.

Comment 10. Please revise the dilution table at the top of page 15 to disclose the net proceeds, as opposed to the gross proceeds, from the offering assuming 100%, 75%, 50% and 25% of the shares are sold. In addition, revise the following table to reflect: (i) the number of shares held and amount of consideration paid by all existing shareholders, including selling shareholders and (ii) the average price per share and amount of consideration, including the fair value assigned to shares held by selling shareholders, paid by existing shareholders. Finally, disclose the number and percentage of shares held and the amount of consideration paid by existing stockholders and investors in the offering assuming 75%, 50% and 25% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

Response 10. The Registration Statement has been revised accordingly.

Selling Shareholders, page 15

Comment 11. We note your statement that you have disclosed the relationship between the registrant and the selling shareholders within the last three years but we are unable to locate this disclosure. In accordance with Item 507 of Regulation S-K, please provide for each selling stockholder, his or her relationship to the registrant within the last three years. In doing so, please elaborate upon the nature of the consulting services that have been provided by your selling shareholders and how the consultants were retained.

Response 11. The Registration Statement has been revised to include detailed descriptions of each of the Selling Shareholders and their relationships with the Company.

Description of Business Emerging Growth Company Status, page 19

Comment 12. Your disclosure in the last paragraph states that you have elected to take advantage of the JOBS Act provisions relating to complying with new or revised accounting standards. This disclosure appears to be inconsistent with your disclosure in Management’s Discussion and analysis on page 29 which states you that you will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Please revise to clarify your disclosure and reconcile the inconsistency.

Response 12. The Registration Statement has been revised to delete language on page 29 referring to “opting out.”

Description of Product or Services, page 20

Comment 13. We note your disclosure that your intellectual property / ad serving platform was developed by William Atlan prior to your date of incorporation. Please tell us how you obtained the rights to the platform and how you accounted for such rights. In addition, please tell us whether you have incurred any software development costs and whether the costs were expensed or capitalized and the basis in GAAP for your accounting treatment. In that regard, we note you issued shares of common stock to consultants who assisted in the development of the platform. We may have further comment after reviewing your response.

Response 13. The Registration Statement has been revised to state that the Company’s rights to the platform were obtained by an Intellectual Property Assignment Agreement. For accounting purposes the platform has a zero basis. The value of the shares issued to the consultant was expensed.

Comment 14. Explain how you will generate revenue through your service offerings. In doing so, explain the “all in one tools that [your] competition charges separately for.”

Response 14. The Registration Statement has been revised to explain how we earn revenue.

Dependence on One or a Few major Customers, page 22

Comment 15. We note that you have six customers that have generated no revenues. Please revise your disclosure to provide a more robust discussion of the nature of your relationships with these customers. For example, clarify whether your platform is in fact operational or if these customers have committed to using the platform once it is available. Disclose whether these customers have executed binding contracts to use your services.

Response 15. The Registration Statement has been revised to clarify that at the point of filing the S-1 we had 6 client commitments. Those clients began using our services on May 6,2016 when we existed Beta testing and continue to do so, without a binding contractor or monthly minimum.

Description of Property, page 23

Comment 16. Please tell us whether the capital expenditures for the Dell XPS servers and iMAC desktop computers represent computer equipment and software acquired from a related party as disclosed in Note 5 to the financial statements. If not, tell us how the expenditures are accounted for and recognized in your financial statements.

Response 16. The capital expenditures for the Dell XPS servers and iMAC desktop computers represent computer equipment and software acquired from a related party as disclosed in new Note 6 to the financial statements.

Certain Relationships and Related Party Transactions, page 26

Comment 17. Please provide more details on which officers and directors loaned the company a total of $10,075.

Response 17. The Registration Statement has been revised to reflect that William Atlan paid professional fees on behalf of the Company totaling $10,075.

Comment 18. Please revise your disclosure to describe your affiliated status with Atlan Australia and explain the business that your affiliate engages in.

Response 18. The Registration Statement has been revised to state that affiliated status with Atlan Australia and explain its business.

Management’s Discussion and Analysis Plan of Operations, page 29

Comment 19. Please revise to include a more detailed plan of operations for the next 12 months and through the point of generating revenues rather than repeating the disclosures in the executive summary beginning on page 3. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including capital expenditures and any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Your revisions should also clarify the priority in which you will seek to accomplish each step. In addition, please address your plans if only a nominal amount of funds are raised in the offering.

Response 19. The Registration Statement has been revised to include a more detailed plan of operations for the next 12 months. None of the three stated goals in the Plan of Operations are dependent upon the success of this offering due to the Company’s cash balance.

Notes to Financial Statements Note 2. Summary of Significant Accounting Practices

Comment 20. We note that you issued 9,000,000 shares to consultants in exchange for services. Please disclose your accounting policies with respect to equity-based payments to nonemployees.

Response 20. The Registration Statement has been revised to disclose accounting policies with respect to equity-based payments to nonemployees under Note 2.

Comment 21. Please disclose the nature of the costs classified as general and administrative expenses.

Response 21. The Registration Statement has been revised to include the nature of the costs classified as general and administrative expenses under Note 5. These expenses were primarily consulting and professional fees.

Note 5. Related Party Transactions

Comment 22. We note your disclosure in the description of your business that you receive free office space on a month to month basis from a related entity beneficially owned and controlled by your officers and directors. Further, your officers and directors devote their full time to your operations without compensation. Please tell us your consideration of recognizing the fair value of office space and services provided by your officers and directors as contributed capital and providing quantified disclosure of the arrangements with your officers and directors that result in below-market compensation. Refer to ASC 225-10-S99-4.

Response 22. Our auditor has advised the Company that because the financial statements are presented for a one month period, the value of the office space and Officers and Directors compensation is immaterial.

Recent Sales of Unregistered Securities, page II-1

Comment 23. It does not appear that this section reflects all of the transactions that are required to be reported pursuant to Item 701 of Regulation S-K, such as the sales to all of your selling shareholders. Please revise to disclose this information or cross-reference to information provided on page 27.

Response 23. The Registration Statement has been revised to include details of the Selling Shareholders’ Shares on page II-1 so that it cross references with the description of share issuances on page 27.

Exhibit 5.1 – Legal Opinion

Comment 24. Please have counsel revise their opinion to state that the shares being offered by the company when issued will be legally and validly issued, fully paid and non-assessable.

Response 24. Exhibit 5.1 has been changed to include the recommended language.

Exhibit 10.1 – Subscription Agreement

Comment 25. We note that the prospectus discloses that the purchase price is $.018 per share. We further note that subscription agreement states that the purchase price is $.058 per share. Please revise or advise.

Response 25. Exhibit 10.1 has been changed to reflect the purchase price of $.018 per share.

Sincerely,

ATLAN MEDIA, INC.

/s/ William Atlan

William Atlan

Chief Executive Officer